SO 3/5/03

03011724

SECURITI... N
Washington, D.C. 20549

RECEIVED
MAR - 3 2003
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SEC FILE NUMBER
8- 48368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1 2002 (MM/DD/YY) AND ENDING DECEMBER 31 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK JENSEN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SHIRLEY STREET & SHIRLEY AVENUE, SANDRINGHAM HOUSE 83
(No. and Street)

NASSAU, BAHAMAS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDERS K. JENSEN 242-356-6313
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN R. ROTROFF, CPA P.A.
(Name — if individual, state last, first, middle name)

136 WIMBLEDON CIRCLE HEATHROW FL 32746
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKJensen, Inc, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Eva Nygaard Ottesen
Førstebyfogd

OSLO BYFOGD OG NOTARIUS PUBLICUS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC.
dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

AK JENSEN, INC.
dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To The Stockholders and Board of Directors
AK Jensen, Inc., dba AKJ, Inc.

I have audited the accompanying statement of financial condition of AK Jensen, Inc., dba AKJ, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc., dba AKJ, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 27, 2003

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	93,293
Cash deposits with clearing brokers	75,000
Due from clearing brokers	135,066
Furniture and equipment, net	21,792
Other assets	18,096
	$ 343,247

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 139,787
Total liabilities	139,787
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized, 711,823 shares issued and outstanding	7,118
Additional paid-in capital	2,333,344
Deferred compensation	(33,320)
Accumulated deficit	(2,103,682)
Total stockholder's equity	203,460
	$ 343,247

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 1,242,359
System development	62,237
Other income	5,588
Interest	2,065
	1,312,249
Expenses:	
Clearing and execution costs	825,921
Salaries and commissions	881,416
Systems development	432,303
Other expenses	235,879
Travel and entertainment	205,333
Professional and consulting fees	165,425
Occupancy costs	159,087
Non-cash compensation	17,000
Depreciation	9,076
Advertising	9,239
	2,940,679
Net loss	$ (1,628,430)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common stock $.01 par value		Deferred	Additional paid-in	Accumulated	
	Shares	Amount	compensation	capital	deficit	Total
Balance, January 1, 2002	588,296	$ 5,883	$ (50,320)	$ 686,681	$ (475,252)	$ 166,992
Purchase of common stock	123,527	1,235	-	1,646,663	-	1,647,898
Amortization of deferral			17,000	-	-	17,000
Net loss	-	-	-	-	(1,628,430)	(1,628,430)
Balance, December 31, 2002	711,823	$ 7,118	$ (33,320)	$ 2,333,344	$(2,103,682)	$ 203,460

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:	
Net loss	$(1,628,430)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,076
Non-cash compensation	17,000
Increase or decrease in assets and liabilities:	
Increase in due from clearing brokers	(118,156)
Increase in other assets	(16,750)
Increase in accounts payable and accrued expenses	131,387
Total cash used in operating activities	(1,605,873)
Cash flow from investing activities:	
Purchase of property and equipment	(26,150)
Total cash used in investing activities	(26,150)
Cash flow from financing activities:	
Purchase of stock in private placements	1,647,898
Total cash provided by operating activities	1,647,898
Net increase in cash	15,875
Cash and cash equivalents, beginning of year	77,418
Cash and cash equivalents, end of year	$ 93,293
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 2,062
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers and is also a registered investment adviser with the Securities and Exchange Commission.

The Company has a registered office in Nassau, Bahamas, but its main office is in Oslo, Norway. The Company's sources of revenue are derived from brokerage and investment advisory services and from online brokerage services to corporate clients. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. The Company also has a clearing arrangement with Raymond James & Associates, Inc. (the "Clearing Brokers").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers – Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $75,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

Due from clearing brokers – Due from the clearing brokers represent money due the Company from the Clearing Brokers for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2002:

Furniture and equipment	$ 56,826
Less accumulated depreciation	(35,034)
	$ 21,792

Depreciation expense for the twelve months ended December 31, 2002 was $9,076.

4. EQUITY

During the year ended December 31, 2002, the Company sold 123,527 shares of common stock to four individuals, a company and a trust in private placements that raised $1,647,898 net of offering costs.

Shareholders owning a total of 59,679 shares of common stock have a right to request that the Company repurchase their shares through June 30, 2003 for a total price of $500,000. However, the Company is not obligated to repurchase the shares if the repurchase would cause the net capital of the Company to fall below regulatory requirements, and if the cash level of the Company would fall below a minimum of four months operating expenses.

5. STOCK OPTIONS

The Company has outstanding at December 31, 2002, 36,375 stock options. The Company has accounted for the stock options based upon APB Opinion 25, "Accounting for Stock Issued to Employees". The difference between fair market value and the options price of approximately $79,656 has been recorded as deferred compensation and is being expensed ratably over the vesting period. During the year ended December 31, 2002, the Company expensed $17,000 of deferred compensation and the balance of the remaining deferred compensation was $33,320 at December 31, 2002.

The following table summarizes stock options outstanding and exercisable for the year ended December 31, 2002:

	Outstanding stock options			Exercisable stock options		
Exercise price range	Shares	Weighted average remaining contractual life	Weighted Average Exercise price	Shares	Weighted average remaining contractual life	Weighted average exercise price
$ 1.00	36,735	1.5 years	$ 1.00	29,335	1.5 years	$ 1.00

The following is a summary of changes in stock options for the year ended December 31, 2002:

	Shares	Weighted average exercise price
Outstanding at the beginning of year	36,735	$ 1.00
Granted	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at the end of year	36,735	$ 1.00
Weighted average fair value of options granted	$3.37	

Subsequent to the year end December 31, 2002, the Company has agreed to issue 50,292 stock options primarily to employees at an exercise price of $.01 and a two year vesting period.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2002, the net capital, as computed, was $161,706. Consequently, the Company had excess net capital of $152,387.

At December 31, 2002, the percentage of aggregate indebtedness to net capital was 86.45% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2002 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 resulted from audit adjustments to recognize depreciation and record non-cash compensation expense resulting from the issuance of stock options as a result of the audit findings.

AKJ, Inc.
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholders' equity qualified for net capital		$ 203,460
Deductions:		
Non-allowable assets:		
Furniture and equipment	$ 21,792	
Other	18,096	
Total non-allowable assets		39,888
Net capital before haircuts and securities positions		163,572
Haircuts:		
Money markets at 2%		(1,866)
Net capital		161,706
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	9,319	
Minimum dollar net capital requirement of reporting broker dealer	5,000	
Net capital requirement (greater of above two minimum requirement amounts)		9,319
Net capital in excess of required minimum		$ 152,387
Excess net capital at 1000%		$ 147,727
Total aggregate indebtedness included in Statement of Financial Condition		$ 139,787
Percentage of aggregate indebtedness to net capital		86.45%

RECONCILIATION:

Net capital, per page 10 of the December 31, 2002 unaudited Focus Report, as filed	$ 150,238
Net audit adjustments	11,468
Net capital, per December 31, 2002 audited report, as filed	$ 161,706

The preceding notes are an intregal part of this supplemental information

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company") for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotroff, CPA, P.A.

February 27, 2003